

Mail Stop 3561

February 4, 2016

William T. Giles
Chief Financial Officer and Executive Vice President -
      Finance, Information Technology and ALLDATA
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

     Re: **AutoZone, Inc.**
             Form 10-K for the Fiscal Year Ended August 29, 2015
             Filed October 26, 2015
             File No. 1-10714

Dear Mr. Giles:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1. We note from the prepared remarks made by management during the first quarter 2016 earnings call that your commercial business "is growing at an accelerated rate and it has lower margins which is adding pressure to our overall gross margins." We also note that your earnings calls and releases quantify certain metrics related to your commercial business, such as commercial revenues as a percentage of total sales and the change in commercial sales between periods, and these metrics do not appear to be included in your periodic filings. To the extent material, please separately quantify and discuss the impact of your commercial and retail operations on your results, particularly on your sales and gross profit, as well as known material trends related to these businesses. It appears such information would be useful to investors considering the accelerated growth rate of your commercial business.

Note A – Significant Accounting Policies

Merchandise Inventories, page 45

2. We note that your domestic inventories are stated at the lower of cost or market using the LIFO method but, due to price deflation on your merchandise purchases, such inventory balances "are effectively maintained under the FIFO method." Please explain to us in sufficient detail how you determined your inventory should be reflected on a FIFO basis and how you determined the market value of your inventories, as that term is defined in ASC 330-10-20. In doing so, explain in detail whether and how your FIFO balances are the equivalent of current replacement cost and, if applicable, tell us how you compute floor and ceiling limitations in determining market values. Lastly, clarify if your internal accounting system tracks inventory on a FIFO basis and, if so, tell us how you calculate the LIFO reserve.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products